Company Letterhead

                                  Exhibit 16.1

January 13, 2009


Mr. Michael Benjamin
Partner
BURR PILGER MAYER, LLP
600 California Street, Suite 1300
San Francisco, CA 94108

Re:    Letter on change of certifying accountant pursuant to Regulation SK,
       Section 304(a)(3)

Dear Michael:

     Pursuant to resolutions passed by the Audit Committee of the Board of Directors of ANTs software inc., we are changing our independent auditors and will no longer be requiring the services of Burr, Pilger, Mayer LLP.

     I am forwarding a copy of a current report on Form 8K which will be filed on or about January 15, 2009 with the SEC. Pursuant to Regulation SK, Section 304(a)(3) we hereby request that your firm furnish us with a letter, addressed to the SEC, stating whether your firm agrees with the statements made in the disclosure set out as Item 4(a) in the Form 8K and, if not, stating the respects in which your firm does not agree.

     Please provide this letter as promptly as possible so that we can file the letter with the SEC within ten (10) business days of the filing of the Form 8K.

     Your firm may provide us with an interim letter highlighting specific areas of concern and indicating a subsequent, more detailed letter will be forthcoming within the ten (10) business days noted above if need be.

     I look forward to your timely response to this request.

                                    Very truly yours,

                                    /s/ Kenneth Ruotolo
                                    -----------------------
                                    Kenneth Ruotolo,
                                    Chief Financial Officer